Filed Pursuant To Rule 433

Registration No. 333-180974

June 19, 2013

ETF Webcast: Gold Still Has a Role in Portfolios

June 18th 2013 at 12:21pm by Tom Lydon

Financial advisors still have time to register for our webcast today, Gold’s Role in Your Client’s Portfolio Today.

Interest and access to precious metals has skyrocketed in recent years and gold has found its way into many advisors’ clients’ portfolios. Today’s market may have investors reassessing their allocation to this precious metal as prices have fallen from highs.

Yet, gold’s role in a portfolio goes well beyond the price. Gold is a non-correlated asset and can play an important role in any market cycle.

The webcast starts at 2 pm ET on Tuesday. Register here.

Join Tom Lydon, Editor and Publisher of ETF Trends, as he moderates this discussion on:

•	Current global supply and demand statistics from The World Gold Council

•	How the benefits of holding gold in a portfolio remain unchanged

•	Understanding how gold ETFs work, expenses, liquidity and how physical gold is stored

The panel features David Mazza from State Street Global Advisors, and Juan Carlos Artigas of the World Gold Council. State Street and the WGC collaborated to launchSPDR Gold Shares (NYSEArca: GLD), the largest bullion-backed ETF in the world.

“After falling sharply over two days in mid-April, many investors are beginning to question the role that gold should play in their portfolio. Gold’s recent decline was certainly steep, but it wasn’t unprecedented. In fact, gold has seen seven pullbacks of more than 10% since 2001. After each drop, gold went on to not only rebound but to post new highs,” Mazza writes in a white paper.

“This trend highlights the need to understand both the short-term and long-term drivers of the price of gold in order to see why gold remains a key element to a diversified portfolio,” he added.

Federal Reserve wraps up a two-day policy meeting on Wednesday, followed by a press conference with Fed chief Ben Bernanke.

Hedge funds and large speculators are reducing bets on gold for the first time in three weeks ahead of potential cuts in Fed stimulus measures.

Large institutional investors lowered net-long positions by 4.1% as of June 11, reports Elizabeth Campbell for Bloomberg.

“There’s definitely a concern that if the Fed starts to remove the monthly purchases, that’s certainly signaling a strengthening in conditions, and that puts a bid into the dollar and certainly at the margin hurts gold,” Ted Harper, a fund manager at Frost Investment Advisors LLC, said in the article.

Gold futures have been trading in bear market territory since April, down 17% since the start of the year. Gold is currently trading around $1,382 per ounce and is moving toward its first annual dip since 2000.

Traders are becoming more bearish for the first time in a month. According to a recent Bloomberg survey, 18 analysts are anticipating a declining price this week, 14 were bullish and 4 neutral, marking the largest ratio of bears since May 17.

Goldman Sachs anticipates gold will continue to slide over the mid-term on a “re-acceleration” in U.S. growth and unwinding ETF positions.

Meanwhile, Paulson & Co has recommended investors in its Gold Fund to remain invested as valuations provide “significant upside.” Paulson is the largest investor in GLD. [Traders See Gold Bargains as ETFs Shed $45 Billion]

GLD, ETFS Physical Swiss Gold (NYSEArca: SGOL) and iShares Gold Trust (NYSEArca: IAU) have all declined about 17.0% year-to-date.

According to IndexUniverse data, GLD saw $2.1 billion in asset outflows over the past month, SGOL lost $137.4 million in assets and IAU shed $320 million in assets.

SPDR Gold Trust

For more information on gold, visit our gold category.

Max Chen contributed to this article.

Full disclosure: Tom Lydon’s clients own GLD.

The opinions and forecasts expressed herein are solely those of Tom Lydon, and may not actually come to pass. Information on this site should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any product.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.